Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 20-I dated March 21, 2006	Term Sheet to Product Supplement No. 20-I Registration Statement No. 333-130051 Dated March 17, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Annual Review Notes Linked to the S&P 500® Index due April 5, 2011

General

•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is March 31, 2009.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing April 5, 2011†.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about March 20, 2008†† and are expected to settle on or about March 26, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Automatic Call:
If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	90% of the Initial Index Level for the first Review Date. 100% of the Initial Index Level for the second Review Date and the final Review Date.
Payment if Called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• at least 11.05%* x $1,000 if called on the first Review Date
• at least 22.10%* x $1,000 if called on the second Review Date
• at least 33.15%* x $1,000 if called on the final Review Date
*The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 11.05%, 22.10% and 33.15%, respectively.

Payment at Maturity:
If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level - Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	March 31, 2009 (first Review Date), March 31, 2010 (second Review Date) and March 31, 2011 (final Review Date).
Maturity Date†:	April 5, 2011
CUSIP:
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-I.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”
Investing in the Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 20-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.
JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 20-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
March 17, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated March 21, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated March 21, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206000706/e23366_424b2.pdf

•	Prospectus supplement dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

•	Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level of 1170 on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 1300 on the second and final Review Dates. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 11.05%, 22.10% and 33.15%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2340.00	80%	11.05%	22.10%	33.15%
2210.00	70%	11.05%	22.10%	33.15%
2080.00	60%	11.05%	22.10%	33.15%
1950.00	50%	11.05%	22.10%	33.15%
1820.00	40%	11.05%	22.10%	33.15%
1690.00	30%	11.05%	22.10%	33.15%
1560.00	20%	11.05%	22.10%	33.15%
1430.00	10%	11.05%	22.10%	33.15%
1300.00	0%	11.05%	22.10%	33.15%
1298.70	-0.1%	11.05%	N/A	0.00%
1235.00	-5%	11.05%	N/A	0.00%
1170.00	-10%	11.05%	N/A	0.00%
1105.00	-15%	N/A	N/A	-5.56%
1040.00	-20%	N/A	N/A	-11.11%
910.00	-30%	N/A	N/A	-22.22%
780.00	-40%	N/A	N/A	-33.33%
650.00	-50%	N/A	N/A	-44.44%
520.00	-60%	N/A	N/A	-55.56%
390.00	-70%	N/A	N/A	-66.67%
260.00	-80%	N/A	N/A	-77.78%
130.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

JPMorgan Structured Investments —
Annual Review Notes Linked to the S&P 500® Index

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.
Example 1: The level of the Index decreases from the Initial Index Level of 1300 to an Index closing level of 1235 on the first Review Date. Because the Index closing level on the first Review Date of 1235 is greater than the corresponding Call Level of 1170, the notes are automatically called, and the investor receives a single payment of $1,110.50 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 1300 to an Index closing level of 1105 on the first Review Date, 1235 on the second Review Date, and 1170 on the final Review Date. Because (a) the Index closing level on the first Review Date (1105) is less than the corresponding Call Level of 1170, (b) the Index closing level of the Index on each of the other Review Dates (1235 and 1170) is less than the corresponding Call Level of 1300, and (c) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1300 to an Index closing level of 1105 on the first Review Date, 1170 on the second Review Date, and 1040 on the final Review Date. Because (a) the Index closing level on the first Review Date (1105) is less than the corresponding Call Level of 1170, (b) the Index closing level on each of the other Review Dates (1170 and 1040) is less than the corresponding Call Level of 1300, and (c) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 11.05%* x $1,000 if called on the first Review Date; (ii) at least 22.10%* x $1,000 if called on the second Review Date; or (iii) at least 33.15%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
*The actual percentage applicable to the Review Dates above will be determined on the pricing date but will not be less than 11.05%, 22.10% and 33.15%, respectively.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over three years, the notes will be called before maturity if the Index closing level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.

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POTENTIAL FOR EARLY EXIT AND 11.05%** RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN IS NEGATIVE ON THE FIRST REVIEW DATE — The Call Level for the first Review Date is set at 90% of the Initial Index Level. Accordingly, you will receive a payment of $1,110.50** per $1,000 principal amount note after the first Review Date, even if the Index closing level on the first Review Date reflects a decline of up to 10% from the Initial Index Level.
** The actual percentage and call payment applicable to the first Review Date will be determined on the pricing date but will not be less than 11.05% and $1,110.50, respectively.

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DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 20-I.

•
CAPITAL GAINS TAX TREATMENT —  You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —
Annual Review Notes Linked to the S&P 500® Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated March 21, 2006.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

•
LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments —
Annual Review Notes Linked to the S&P 500® Index

Historical Information
The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 3, 2003 through March 14, 2008. The Index closing level on March 14, 2008 was 1288.14. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information
JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $32.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-20 of the accompanying product supplement no. 20-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $32.50 per $1,000 principal amount note.

Since the New York Stock Exchange will be closed on March 21, 2008 in observance of Good Friday, The Depository Trust Company has notified its participants that securities that price on March 20, 2008 will settle on March 26, 2008. Accordingly, we expect that delivery of the notes will be made against payment for the notes on or about March 26, 2008, which will be the fourth business day following March 20, 2008, the expected pricing date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —
Annual Review Notes Linked to the S&P 500® Index